

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 20, 2010

John Humphrey
Chief Financial Officer
Roper Industries, Inc.
6901 Professional Parkway East, Suite 200
Sarasota, Florida 34240

> **Re: Roper Industries, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-12273**

Dear Mr. Humphrey:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief